UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Jameson Stanford Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561)514-0936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Michael Stanford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power
Shares		25,000,000
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		25,000,000
Person	10.	Shared Dispositive Power
With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13.	Percent of Class Represented by Amount in Row (11)
79.9%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Jameson Stanford Resources Corp, a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 10785 West Twain Avenue, Suite 200, Las Vegas, Nevada

Item 2. Identity and Background.

(a)	Michael Stanford

(b)	Business Address: 10785 West Twain Avenue, Suite 200, Las Vegas, Nevada.

(c)	President and CEO of Jameson Stanford Resources Corp

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

On October 29, 2012, Jameson Stanford Resources Corp (the Company), closed on an acquisition and merger whereby the Company’s wholly owned subsidiary, JSR Sub Co, a Nevada corporation merged with and into Bolcán Mining Corporation, a Nevada corporation, (“Bolcan”) making Bolcan a wholly owned subsidiary of the Company (the “Merger”). Prior to the Merger, Michael Stanford was the sole shareholder of Bolcan. Pursuant to the Merger Agreement, the Company issued 25,000,000 shares of Rule 144 restricted common stock to Michael Stanford in exchange for 100% of Bolcán’s issued and outstanding capital stock.

Item 4. Purpose of Transaction.

The purpose of the transaction was to consummate a Merger whereby Bolcan became a wholly owned subsidiary of the Company.

Mr. Stanford does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     Mr. Stanford is deemed the beneficial owner of 25,000,000 shares of Common Stock of the Company representing 79.9% of the Common Stock of the Company outstanding as of October 29, 2012 and as of the date of this filing. This number includes: (i) 25,000,000 shares of Common Stock currently owned by Mr. Stanford individually and directly and (ii) no currently exercisable options.

(b)     Mr. Stanford has sole voting power over 25,000,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 25,000,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)     Except as reported above in Item 3, Mr. Stanford has not effected any transactions in the Common Stock during the past 60 days.

(d)     No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Stanford.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

Mr. Stanford holds no options to purchase shares of Common Stock and the Company does not have a stock option or incentive plan. Other than as set forth herein Mr. Stanford has no interest in any securities of the Company. There is no agreement to issue Mr. Stanford additional securities of the Company.

Item 7. Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2012

By:	/s/ MICHAEL STANFORD
Name/Title: Michael Stanford